SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

Enphase Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

29355A 107

(CUSIP Number)

Kenneth Mahaffey, Esq.

Executive Vice President and General Counsel

SunPower Corporation

77 Rio Robles

San Jose, California 95134

Copies to:

Robert W. Kadlec, Esq.

Duane Morris LLP

865 S. Figueroa Street, Suite 3100

Los Angeles, California 90017

(213) 689-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29355A 107	13D

1	Name of Reporting Person SunPower Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,500,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 7,500,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
13	Percent of Class Represented by Amount in Row (11) 7.7%(1)
14	Type of Reporting Person CO

(1)

Based on 96,848,549 shares of common stock, par value $0.00001 per share (“Common Stock”) outstanding as of July 26, 2018 as reported by the Issuer in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2018.

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, par value $0.00001 per share (the “Common Stock”), of Enphase Energy, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1420 McDowell Blvd., Petaluma, California 94954.

Item 2.	Identity and Background

This Schedule 13D is filed by SunPower Corporation, a Delaware corporation (the “Reporting Person”).

The address of the principal office of the Reporting Person is 77 Rio Robles, San Jose, California 95134.

The Reporting Person is a leading global energy company dedicated to changing the way our world is powered. The Reporting Person delivers complete solar solutions to residential, commercial and power plant customers worldwide.

During the past five years neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of its directors, executive officers or control persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On June 12, 2018, the Reporting Person entered into an Asset Purchase Agreement (the “Purchase Agreement”) with the Issuer whereby the Issuer agreed to acquire intellectual property, technology and other assets primarily relating to the Reporting Person’s microinverter business and to assume certain contracts and other liabilities for consideration consisting of (i) $15,000,000 payable in cash at the closing under the Purchase Agreement (the “Closing”); (ii) 7,500,000 shares of Common Stock issuable to the Reporting Person at the Closing (the “Closing Shares”); and (iii) an additional cash payment of $10,000,000 payable by the Issuer to the Reporting Person on the earlier of the four month anniversary of the Closing and December 28, 2018.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which was filed as Exhibit 2.1 to Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 12, 2018, and incorporated herein by reference.

Item 4.	Purpose of Transaction

The information set forth in the cover pages and Item 3 hereof is incorporated by reference into this Item 4.

In addition to the transactions contemplated by the Purchase Agreement, Issuer and the Reporting Person have entered into a Master Supply Agreement under which the Reporting Person will exclusively procure module level power electronics and related equipment for use in the U.S. residential market from Enphase for a period of five years and a Stockholders Agreement as described in Item 6 below.

The shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, as reported herein, were acquired for investment purposes. The Reporting Person retains the right to change its investment intent, from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer beneficially owned by it, based on market conditions and other factors it may deem relevant. Except as described in Item 6 – Stockholders Agreement below, the Reporting Person currently has no other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the

Instructions to Schedule 13D. However, as part of the ongoing evaluation of the investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters

Item 5.	Interest in Securities of the Issuer

(a) and (b)

Reporting Persons	Number of Shares* With Sole Voting and Dispositive Power	Number of Shares* With Shared Voting and Dispositive Power	Aggregate Number of Shares* Beneficially Owned	Percentage of Class Beneficially Owned+
SunPower Corporation	7,500,000	0	7,500,000	7.74%

+	Based on 96,848,549 shares of Common Stock outstanding as of July 26, 2018 as reported by the Issuer in the Quarterly Report on Form 10-Q filed with the SEC on August 6, 2018.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Person other than as described in this Statement on Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 hereof is incorporated by reference into this Item 6.

Stockholders Agreement

On August 9, 2018, in connection with the Closing under the Purchase Agreement, the Issuer and the Reporting Person entered into a Stockholders Agreement (the “Stockholders Agreement”) pursuant to which the Issuer and the Reporting Person agreed to, among other things: (a) a six-month lock-up period and other transfer and resale restrictions applicable to the Closing Shares; (b) registration rights with respect to the Closing Shares pursuant to which the Issuer will prepare and file with the SEC a registration statement on Form S-3 to register for resale the Closing Shares on or before November 7, 2018; (c) the Reporting Person’s right to appoint one person to the Issuer board of directors for so long as the Reporting Person owns at least 55% of the Closing Shares; (d) voting agreements that require the Reporting Person, subject to certain exceptions and so long as the Reporting Person has the right to appoint one person to the Issuer board of directors, to cause the Closing Shares to be present at Issuer stockholders meetings for quorum purposes and to vote the Closing Shares in favor of Issuer’s board nominees and routine management proposals; and (e) stand-still provisions that expire upon the earlier of (y) the termination of the Stockholders Agreement, or (z) the date of the termination of the Reporting Person’s right to appoint a director, a designee of the Reporting Person no longer serves on the Issuer board of directors and the MSA has been terminated.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

Other than the matters disclosed above in response to Items 4 and 5, and this Item 6, the Reporting Person is not party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Asset Purchase Agreement dated as of June 12, 2018, by and between the Reporting Person and the Issuer (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on June 12, 2018).

Exhibit 2	Stockholders Agreement dated as of August 9, 2018 by and between the Issuer and the Reporting Person.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: August 20, 2018

SUNPOWER CORPORATION

By:	/s/ Manavendra S. Sial
Name: Manavendra S. Sial
Title: Executive Vice President and Chief Financial Officer